Exhibit 99.6

March 30, 2015

Dear Fellow Shareholders:

Fiscal 2014 was a good year for Norsat. We continued our consecutive record of annual profitability and generated significant operating cash flow, invested in the development of new products, and made measurable progress in advancing into a leadership position within the industry with our innovative communications technology solutions.

Consistent 2014 Setting Stage for Growth in 2015

Our revenue for fiscal 2014 was essentially flat at $36.2 million compared to fiscal 2013 due to the softness experienced in quotation and backlog throughout the first half of the year, however our investments in new products have resulted in a vastly improved bookings and backlog levels in the second half of fiscal 2014 that should position us for improvements in revenues in 2015.

One key component to our new product introduction is our ATOM series of Block Up Converters, (BUCs ) and Solid State Power Amplifiers (SSPAs). During 2014, we experienced 29% revenue growth from our Microwave Components division primarily attributable to the delivery of a sizable order of our Ku-band ATOM series of products. We continue to receive strong interest in the ATOM series and have invested in developing different versions, including our Ka-band prototype to meet customer requests. The Land Mobile Radio (Sinclair) division was flat for the year as we experienced some softness in the latter part of 2014. The continued decrease in U.S. military spending and the absence of lower margin airtime contracts impacted our Satellite Solutions division in 2014. However amid these continuing challenges, our strategic decision to invest in the division to develop new products has been well received by other global militaries. As a result, we were able to achieve positive results in 2014 for the division and as of today have created a diverse base of business creating a strong backlog for 2015.

For fiscal 2015, we are expecting modest revenue growth compared to 2014 due to the increased quotation activity and backlog. We expect solid growth due to a healthy backlog of military spending from our Datacom contract and our recently announced contract from a Eurasian defense contractor to deliver an array of satellite terminals, including our newest innovation, the 0.9m Journey Manpack terminal with deliveries in 2015 through to 2017. We are also expecting strength from the Positive Train Control (PTC) market, which will offset softness in government spending, especially in Canada.

While we continue to drive opportunities of organic growth, we are also continuing to pursue opportunities to realize growth through business combinations. During 2014, we spent resources evaluating a number of potential opportunities and considerable efforts on pursing a particular opportunity but we ultimately chose to strategically pass on that transaction as it did not meet our strict criteria to provide strong value and sustainable earnings relative to the proposed transaction price. While we were not able to close an acquisition in 2014, we remain diligent on pursuing the right opportunity and continue to aggressively review potential deals.

Strong Commitment to Next Generation Products, Solutions and Operations

R&D investment for product development continues to be a priority for Norsat. In 2014, we made decisions to create several new positions within our R&D teams and balanced our utilization and efficiency by making use of additional external resources where required with a key focus to ensure intellectual property was retained within the organization. In addition to our ATOM series of Ku-band BUCs and SSPAs, which are the most compact, lightweight and energy efficient transmitters available in the market currently, we have developed next generation products, such as the 700-800 TXC Series of Ceramic Combiners products, which features improved performance allowing a number of transmitters to share a single antenna. Our product development efforts and enhanced capabilities will act as growth catalysts for fiscal 2015 and beyond, elevating our status as a leader within the innovative communications technology industry. On the heels of a strong product development year combined with sales and marketing efforts, we enter 2015 with positive momentum. Our recently announced orders, coupled with what we believe is a bottoming out of our military sales in the U.S., should position us to achieve growth in 2015.

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Within the organization we continued our investment to achieve improvements in operational efficiency. We have adopted the LEAN philosophy, which is a business model and a collection of tactical methods that emphasizes elimination of non-value added activities, or in essence waste while delivering quality products on time, at lower cost, and with greater efficiency. This is important as our markets that we operate in are continually changing and our customers are demanding suppliers to have systems that combine the low unit costs of mass production processes with the flexibility of individual customization. Strategically, all of our employees are focused on a “customize fast” platform throughout their daily activities and we are well positioned to be a leading supplier due to the initiatives we have put in place.

Leveraging Our Strengths, Broadening our Reach

Norsat’s primary value proposition is rooted in our longevity and reputation for quality, and in our track record for being highly successful when dealing with projects in challenging applications and environments. Customers with critical applications for which reliability of performance is absolutely essential tend to place significant value in the quality of Norsat and Sinclair products and our strong after-sales support infrastructure. Norsat continues to focus on markets beyond the U.S., as well as on the commercial, resource, transportation and public safety segments. We are leveraging these strengths as we enter new geographic markets, strengthen our reach in existing markets, broaden our customer base, and expand into new market verticals.

We are also continuing to pursue opportunities that can further our reach through acquisitions. The current global economic uncertainties, coupled with Norsat’s stable financial position and capital structure, continue to create excellent conditions for realizing growth through business combinations. We will continue to actively pursue merger and acquisition opportunities that provide strong value, further key strategic objectives and have the potential to be accretive to shareholders.

Overall, we will also continue to execute a balanced growth strategy that incorporates investment in staffing levels, new product introductions, continued enhancement of existing product lines, greater diversification by geographic region as well as by industry verticals, and a broadening of the solutions we provide to customers through both organic and other strategic opportunities all focused on improving our overall operating and financial performance.

Strong Financial Position

Our financial position continues to strengthen as we generated $3.9 million cash from operating activities in 2014 compared to approximately $43,000 in 2013, ending the year with $5.5 million in cash and equivalents, up nearly $2.2 million from the end of 2013. During 2014 we continued to pay down our acquisition loan which currently stands at $2.4 million as at December 31, 2014, a decrease from $4.4 million as at December 31, 2013. We believe given our strong financial status, our company is well positioned to expand our business going forward.

I can confidently say that Norsat continues to operate from a position of balance and financial strength and the company is performing to deliver continued solid financial results, while simultaneously investing to ensure that our performance levels can be sustained for the long term.

Expanded Investor Visibility with NYSE MKT Listing

In 2014 we also evaluated our existing stock market listings and determined that in addition to our existing listing on the Toronto Stock Exchange an up-listing of our existing U.S. listing would be beneficial to current and potential shareholders. After careful consideration we chose the NYSE MKT trading platform and earlier this year, our shares commenced trading under the ticker symbol “NSAT”. We believe that this additional trading platform will offer our shareholders expanded visibility and liquidity by providing access to a much broader segment of the investment community that is able to acquire and trade Norsat’s shares, as well as appreciate many of the financial accomplishments we have made in recent years.

Better Positioned for the Future

We enter 2015 as a more advanced company with a strong and continued strategic focus on developing next generation products and evolved our capabilities as a provider of customized solutions that can be delivered quickly and reliably; and we have provided our investors an additional trading platform that can attract new investors and enhance their liquidity.

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Overall, I am pleased with the progress made in 2014 and continue to be enthusiastic about our prospects moving forward. This is an exciting time of growth for Norsat. I would like to thank our employees for their energy, ideas and hard work, and my fellow Directors for their insight and wise counsel. I also want to thank you, our shareholders, for your continuing confidence in us as we pursue our goal of being the world’s premier provider of innovative communications for remote and challenging applications.

Please Join Us

On behalf of our Board of Directors, management and employees, I invite you to attend Norsat International Inc.’s Annual General Meeting of Shareholders to be held at the Metropolitan Hotel Vancouver, 645 Howe Street, Vancouver BC, Canada on Wednesday May 6, 2015 at 2:00 p.m. (Pacific time).

As a shareholder, your vote is very important to us and we encourage you to participate either in person or by proxy.

We look forward to seeing you.

Sincerely,

“Amiee Chan”

Amiee Chan
Director, President and Chief Executive Officer

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